UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

KATE SPADE & COMPANY

(Name of Subject Company)

KATE SPADE & COMPANY

(Name of Person Filing Statement)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

485865109
(CUSIP Number of Class of Securities)

Craig A. Leavitt

Chief Executive Officer

Kate Spade & Company
2 Park Avenue
New York, New York 10016
(212) 354-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Thomas Linko	Robert B. Schumer
Senior Vice President, Chief Financial Officer	Justin G. Hamill
Kate Spade & Company	Paul, Weiss, Rifkind, Wharton & Garrison LLP
2 Park Avenue	1285 Avenue of the Americas
New York, New York 10016	New York, New York 10019
212-354-4900	(212) 373-3000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Kate Spade & Company (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 26, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Chelsea Merger Sub Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Coach, Inc., a Maryland corporation (“Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Schedule 14D-9) any and all of the outstanding shares (the “Shares”) of common stock, par value $1.00 per share, of the Company at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on May 26, 2017 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2.          Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the second paragraph under the subsection entitled “(b) Tender Offer” as follows:

“The Offer, which was previously scheduled to expire at 11:59 p.m. New York City time on June 23, 2017, is being extended by ten (10) Business Days in accordance with the Merger Agreement until 5:00 p.m. New York City time on July 10, 2017 (the “Expiration Time”), unless the Offer is further extended or earlier terminated. On June 23, 2017, Parent issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(14) to this Amendment and is incorporated herein by reference.”

Item 8.          Additional Information.

(a)                                 Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the paragraph under the heading “Japanese Antitrust Laws” as follows:

“The acquisition of Shares pursuant to the Offer is also subject to the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) and may be consummated only if (a) the 30-day waiting period from the date of receipt of the filing has elapsed without a written notice from the Japan Fair Trade Commission (“JFTC”) that notifies Purchaser of the initiation of an in-depth investigation (in which case a Phase II review is opened for the longer of: (i) 120 calendar days from the date of receipt of the initial filing or (ii) 90 calendar days from the date of the JFTC’s complete receipt of the additionally requested Information) or (b) with respect to the acquisition of Shares, the JFTC issues a written notice to the effect that the JFTC does not intend to issue a cease and desist order as well as another written notice to the effect that that the JFTC shortens the 30-day waiting period applicable to the notification. Purchaser filed the draft applicable notifications on May 25, 2017 (Japan time), with respect to the Offer and then proceeded to the filing of the formal notification with the JFTC on June 2, 2017 (Japan time). The waiting period is scheduled to expire 30 days after the formal notification is submitted (the first day count started on June 3, 2017 (Japan time) and the 30-day period expires on July 2, 2017 (Japan time), unless further shortened by the JFTC). As such, the parties expect to receive a clearance notice from the JFTC no later than on July 2, 2017.”

(b)                                 Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following section at the end of Item 8, immediately prior to the section entitled “Cautionary Note Regarding Forward-Looking Statements”:

“Extension of the Offer

On June 23, 2017, Parent and Purchaser announced an extension of the expiration of the Offer until 5:00 p.m. New York City time on July 10, 2017, unless the Offer is further extended or earlier terminated. With the consent of the Company, the Offer, which was previously scheduled to expire at 11:59 p.m. New York City time on June 23, 2017, was extended to facilitate the review of the Offer and the Merger by the JFTC under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended). The parties expect to receive a clearance notice from the JFTC, or the 30-day waiting period expires, on July 2, 2017.

On June 23, 2017, Parent issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(14) to this Amendment and is incorporated herein by reference.”

Item 9.          Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

(a)(14)	Press Release of Parent, dated June 23, 2017, announcing extension of Tender Offer (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

KATE SPADE & COMPANY
By:	/s/ George M. Carrara
Name:	George M. Carrara
Title:	President and Chief Operating Officer

Dated: June 23, 2017